IDEAL POWER INC.
5004 Bee Creek Road, Suite 600
Spicewood, Texas

November 19, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance/Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:         Ideal Power Inc.
Registration Statement on Form S-1
Filed on August 6, 2013 and amended on September 18, 2013,
October 11, 2013, October 28, 2013, November 5, 2013,
November 12, 2013 and November 15, 2013
File No. 333-190414

Dear Ms. Ravitz:

Ideal Power Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement (the “Filing”) be ordered effective at 4:00 p.m., Eastern time, on November 21, 2013 or as soon as practicable thereafter.

In requesting acceleration, the Company acknowledges that:

(1)           should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2)           the action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3)           the Company may not assert comments of the Commission and the staff and the declaration of effectiveness of the Filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IDEAL POWER INC.

By:/s/ Paul Bundschuh
      Paul Bundschuh, Chief Executive Officer

MDB Capital Group, LLC
401 Wilshire Boulevard, Suite 1020
Santa Monica, CA 90401

November 19, 2013

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz

Re:         Ideal Power, Inc.
Registration Statement on Form S-1
Filed on August 6, 2013 and amended on September 18, 2013,
October 11, 2013, October 28, 2013, November 5, 2013,
November 12, 2013 and November 15, 2013
File No. 333-190414

Ladies and Gentlemen:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, MDB Capital Group, LLC, as managing underwriter of the proposed offering of 2,500,000 shares of Common Stock of Ideal Power, Inc., distributed copies of the Preliminary Prospectus dated November 15, 2013 as follows:

(1)	113 copies to institutions;

(2)	100 copies to FINRA members; and

(3)	286 copies to individual investors.

We have been informed by participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus dated November 15, 2013, are being distributed to all persons to whom it is expected confirmations of a sale will be sent; and we likewise so distributed copies to all customers of ours.

We have adequate capital to underwrite a “firm commitment.”

Very truly yours,

MDB CAPITAL GROUP, LLC

By: /s/ Anthony DiGiandomenico
       Anthony DiGiandomenico
       Head of Investment Banking

MDB Capital Group, LLC
401 Wilshire Boulevard, Suite 1020
Santa Monica, CA 90401

November 19, 2013

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Amanda Ravitz

Re:         Ideal Power, Inc.
Registration Statement on Form S-1
Filed on August 6, 2013 and amended on September 18, 2013,
October 11, 2013, October 28, 2013, November 5, 2013,
November 12, 2013 and November 15, 2013
File No. 333-190414

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of Ideal Power, Inc. (the “Company”), the undersigned hereby joins the request of the Company that the effectiveness of said Registration Statement be accelerated to 4:00 p.m. Eastern time on November 21, 2013, or as soon thereafter as practicable.

Very truly yours,

MDB CAPITAL GROUP, LLC

By: /s/ Anthony DiGiandomenico
       Anthony DiGiandomenico
       Head of Investment Banking